Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
	2010	2009	2010	2009
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax
earnings (loss) of unconsolidated affiliates	$82,088	$63,637	$193,670	$195,221
Fixed charges (net of interest capitalized)	7,389	6,829	20,644	24,267
Distribution of earnings from unconsolidated affiliates	—	147	—	147

Total Earnings	$89,477	$70,613	$214,314	$219,635

Fixed Charges and Preference Dividends
Interest expense	$6,257	$5,438	$17,245	$20,287
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	311	535	950	1,513
Interest component of rent expense	821	856	2,449	2,467

Total Fixed Charges	7,389	6,829	20,644	24,267

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711	17,134	17,134

Total Fixed Charges and Preference Dividends	$13,100	$12,540	$37,778	$41,401

Ratio of Earnings to Fixed Charges	12.11	10.34	10.38	9.05

Ratio of Earnings to Combined Fixed Charges
and Preference Dividends	6.83	5.63	5.67	5.31